# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOLID POWER, INC., CIK 0001844862
CUSIP: 83422N105
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 486 S. PIERCE AVE., SUITE E, Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 09/19/2025
Filed by CIK 0001222726
Persons authorized to receive notices and communications: Christina Shalhoub, c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York (NY), 10019, 212-993-0076

## Reporting persons
- David M. Leuschen (CIK 0001222726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,745,546; shared voting power 4,958,757; sole dispositive power 1,745,546; shared dispositive power 4,958,757; aggregate amount beneficially owned 6,704,303 (3.62% of the class)
  Comment: The amounts in Rows (8), (10) and (11) include 4,006,860 shares of the Issuer's Common Stock which may be purchased by exercising warrants that are presently exercisable.
  
  The percentage in Row (13) is based on 185,291,240 shares of the Issuer's Common Stock, which includes (i) 181,284,380 shares of the Issuer's Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025, and (ii) 4,006,860 shares of the Issuer's Common Stock which may be purchased by exercising warrants that are presently exercisable.
- Pierre F. Lapeyre, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,051,937; shared voting power 4,958,757; sole dispositive power 4,051,937; shared dispositive power 4,958,757; aggregate amount beneficially owned 9,010,694 (4.81% of the class)
  Comment: The amounts in Rows (7), (9) and (11) include 2,044,171 shares of the Issuer's Common Stock which may be purchased by exercising warrants that are presently exercisable.
  
  The amounts in Rows (8) and (10) include 4,006,860 shares of the Issuer's Common Stock which may be purchased by exercising warrants that are presently exercisable.
  
  The percentage in Row (13) is based on 187,335,411 shares of the Issuer's Common Stock, which includes (i) 181,284,380 shares of the Issuer's Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025, and (ii) 6,051,031 shares of the Issuer's Common Stock which may be purchased by exercising warrants that are presently exercisable.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: SOLID POWER, INC.
Address of issuer's principal executive offices: 486 S. PIERCE AVE., SUITE E, Louisville, Colorado (CO), 80027
Comment:
This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on March 1, 2023 (as amended by Amendment No. 1 thereto ("Amendment No. 1") originally filed with the SEC on August 21, 2025, the "Schedule 13D"), with respect to the common stock, par value $0.0001 per share ("Common Stock"), of Solid Power, Inc. Except as indicated in this Amendment No. 2, all other information as to the Reporting Persons set forth in the Schedule 13D remains unchanged and capitalized terms used herein that are not defined herein have the same meanings as set forth in the Schedule 13D.

The Reporting Persons have engaged in transactions since August 21, 2025, which represented a decrease in David M. Leuschen's and Pierre F. Lapeyre, Jr.'s respective beneficial ownership of Common Stock of more than 1% of the total number of shares of Common Stock outstanding. See Item 3 below for further detail regarding these transactions.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by deleting the last paragraph thereof and adding the following:

Securities Held Directly By REL Batavia Partnership, L.P. ("REL") and REL US Partnership, LLC ("REL US")

4,798,303 shares of Common Stock directly held by REL were issued in the Business Combination in exchange for securities of Legacy Solid Power directly held by REL prior to the Business Combination. In addition, REL purchased 2,000,000 shares of Common Stock at a price of $10.00 per share in a PIPE transaction that closed substantially concurrently with the closing of the Business Combination. Further, on January 23, 2023, Sponsor distributed 437,500 shares of Common Stock to REL US.

On September 19, 2025, REL and REL US sold an aggregate of 7,235,803 shares of Common Stock at a price of $3.58 per share in the open market.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The ownership information presented below represents beneficial ownership of shares of Common Stock of the Issuer as of September 23, 2025, based upon (i) with respect to Mr. Leuschen, 185,291,240 shares of the Issuer's Common Stock, which includes (x) 181,284,380 shares of the Issuer's Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025 and (y) 4,006,860 shares of the Issuer's Common Stock which may be purchased by exercising warrants that are presently exercisable and (ii) with respect to Mr. Lapeyre, 187,335,411 shares of the Issuer's Common Stock, which includes (x) 181,284,380 shares of the Issuer's Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025 and (y) 6,051,031 shares of the Issuer's Common Stock which may be purchased by exercising warrants that are presently exercisable.
Shared
Shared Sole power power to
Sole power power to to dispose or dispose or to
Amount to vote or to vote or to to direct the direct the
beneficially Percent of direct the direct the disposition disposition
Reporting Person owned class: vote: vote: of: of:
David M. Leuschen 6,704,303 3.62% 1,745,546 4,958,757 1,745,546 4,958,757
Pierre F. Lapeyre, Jr. 9,010,694 4.81% 4,051,937 4,958,757 4,051,937 4,958,757

Sponsor is the record holder of 951,897 shares of Common Stock and 4,006,860 Private Placement Warrants that are presently exercisable. Mr. Leuschen and Mr. Lapeyre are the managing directors of Riverstone, which is the sole and managing member of Sponsor Manager, which is the managing member of Sponsor. As a result, Mr. Leuschen and Mr. Lapeyre each may be deemed to share beneficial ownership of the shares held by Sponsor. Each such person or entity disclaims any such beneficial ownership.

Mr. Leuschen is the record holder of 1,745,546 shares of Common Stock.

Mr. Lapeyre is the record holder of 72,046 shares of Common Stock and 401,131 Private Placement Warrants that are presently exercisable. Additionally, Mr. Lapeyre may be deemed to beneficially own 1,935,720 shares of Common Stock and 1,643,040 Private Placement Warrants that are presently exercisable held by estate planning vehicles for which he serves as investment manager.
Number of shares as to which each person has sole or shared power to vote or dispose: The information from the response in subpart (a) of this section is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except as described in Item 3 of this Amendment No. 2, the Reporting Persons have not engaged in any transaction involving securities of the Issuer since the filing of Amendment No. 1.
Other persons with the right to receive dividends or sale proceeds: This Item 5(d) is not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On September 19, 2025, Mr. Leuschen and Mr. Lapeyre ceased to be the beneficial owners of more than five percent of the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
11 Joint Filing Agreement, dated February 28, 2023, among Decarbonization Plus Acquisition Sponsor III LLC, Decarbonization Plus Acquisition Sponsor Manager III, LLC, Riverstone Holdings LLC, Pierre F. Lapeyre, Jr. and David M. Leuschen (filed as Exhibit 2 to the Schedule 13D filed on March 1, 2023 and incorporated herein by reference).
12 Power of Attorney, dated August 21, 2025, granted by Pierre F. Lapeyre, Jr. (filed as Exhibit 8 to the Schedule 13D filed on August 21, 2025 and incorporated herein by reference).
13 Power of Attorney, dated August 21, 2025, granted by David M. Leuschen (filed as Exhibit 9 to the Schedule 13D filed on August 21, 2025 and incorporated herein by reference).

## Signatures
- David M. Leuschen: /s/ Thomas Smith, attorney-in-fact, David M. Leuschen (09/23/2025)
- Pierre F. Lapeyre, Jr.: /s/ Thomas Smith, attorney-in-fact, Pierre F. Lapeyre, Jr. (09/23/2025)